EXHIBIT 16

August 12, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for LiveWorld, Inc. (the Company) and, under the date of March 15, 2002, we reported on the financial statements of the Company as of and for the years ended December 31, 2001 and 2000. On August 8, 2002, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4 of its Form 8-K dated August 12, 2002, and we agree with such statements, except that we are not in a position to agree or disagree that: the decision to appoint a new independent accountant was approved by the Company’s Board of Directors; that the Company engaged Stonefield-Josephson, Inc. as its new independent accountants effective August 8, 2002; and the statement that Stonefield-Josephson, Inc. was not consulted on the items specified in paragraph (b) of Item 4.

Very truly yours,

/s/    KPMG, LLP

KPMG, LLP